WELCOME



Monroe Bancorp

Investor Presentation

Mark D. Bradford

President/CEO

Forward-looking Statement

This release contains forward-looking statements about the Company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This release contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may" or words of similar meaning. These forward-looking statements, by their nature, are subject to risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the markets in which the Company does business, are less favorable than expected; (5) legislative or regulatory changes adversely affect the business of the Company; and (6) changes in real estate values or the real estate markets. Further information on other factors which could affect the financial results of the Company are included in the Company's filings with the Securities and Exchange Commission.



NASDAQ Symbol: MROE

Banking Center and Loan Production Office Locations



Background Information

- Headquarters – Bloomington, Indiana/Monroe County
- Approximately 80% of Bank's business is in Monroe County
- 2006 Population – 122,613
- Population Growth 1990 to 2000 – 10.6%
- Home of Indiana University Bloomington
  - Employees – 7,000
  - 2006/2007 Enrollment – 38,263
- However, most of the Company's growth is occurring along the outer perimeter of Indianapolis.





Monroe Bancorp Profile

(Dollars in Thousands)

	12/31/05	12/31/06	06/30/07	Annualized % Increase *
Bancorp Assets	$713,060	$ 748,193	$762,528	3.9%
Trust Assets	237,026	271,766	329,147	42.6%
Investment Services Assets	168,770	157,433	164,745	9.4%
Total	$1,118,856	$1,177,392	$1,256,420	13.57%

* Amount projected by annualizing growth through 6/30/07

- **12 Banking Centers**

- **2 Loan Production Offices**

- **3 Retirement Community Locations**

Monroe Bancorp Profile

- Focus on commercial real estate and business lending
- Asset growth largely funded by local deposits
- No direct exposure to sub-prime loans
- Investment portfolio is high quality and short duration
- Focus on fee income (e.g., wealth management, deposit services, investment sales, and mortgages originated for sale)
- Distinguish ourselves through service quality, community involvement, flexibility, and responsiveness

Competition and Industry Trends

- Competition includes a long list of local, regional, and super-regional banks
- Major competitors include Chase, Fifth/Third, ONB and Regions
- Industry Trends
  a. Mergers and expansion of branch networks
  b. Margin pressure due to shape of yield curve and competitive pressures
  c. Consumers increasing reliance on the internet
  d. Economic impact of sub-prime mortgage problem
  e. Many peers with weak earnings and increasing asset quality issues

MONROE BANCORP

NASDAQ Symbol: MROE

Why invest in Monroe Bancorp?

- Financial performance
- Stock valuation versus peers
- Shareholder focus
- Expansion along the outer perimeter of Indianapolis
- Commitment to Customer Service

MONROE BANCORP

NASDAQ Symbol: MROE

Monroe Bancorp Stock

- June 30, 2007 Closing Price: $17.29
- Basic Earnings Per Share Last Twelve Months (LTM): $1.25
- Price Earnings Ratio (LTM): 13.83
- Dividend Yield: 2.78%
- Book Value Per Share: $8.23
- Price/Book Value: 2.10x



Financial Performance

Earnings Per Share

$1.15

$1.09

$1.01

$0.91

$0.75

$1.10

$0.90

$0.70

$0.50

$0.30

$0.10

2002   2003   2004   2005   2006

Compound Annual Growth Rate   6.23%



Earnings Per Share continued



17.3% increase in earnings per share

MONROE BANCORP

NASDAQ Symbol: MROE

Return on Average Equity



Consistently among the top five publicly traded financial institutions in Indiana (50 companies)



Financial Performance

Total Loans (Dollars in Millions)

2002	$391.3
2003	$424.5
2004	$477.1
2005	$525.5
2006	$559.5
Projected 2007*	$568.6

Compound Annual Growth Rate – 7.76%

* Amount projected by annualizing growth through 6/30/07



Financial Performance

Credit Quality

- Allowance for loan losses as a % of ending loans
- Non-performing loans as a % of ending loans/includes 90 days past due
- Net charge-offs to average loans/annualized at 6/30/07



MONROE BANCORP
NASDAQ Symbol: MROE

Financial Performance

Total Deposits (Dollars in Millions)

Chart of Total Deposits:

- 2002: $398.6
- 2003: $436.7
- 2004: $483.5
- 2005: $576.2
- 2006: $589.3
- Projected 2007*: $640.3

Compound Annual Growth Rate – 9.94%

* Amount projected by annualizing growth through 6/30/07

Financial Performance

Fee Income (Dollars in Thousands)



Stock Valuation Versus Peers

Comparative Financial Performance

	MROE 2006	Peer (1) 2006	MROE 06/30/07
Return on Average Assets	1.04%	.82%	1.14%
Return on Average Equity	14.59%	9.20%	16.09%
Net Interest Margin	3.42%	3.56%	3.44%
Efficiency	59.29%	66.30%	60.17%
Price/2007 EPS		14.60x	12.80x

Performance well above Peer – Price /Earnings well below Peer

(1) Midwest Public Banks with Assets Between $500M to $1.5B (SNL) – Median Values

Stock Valuation Versus Peers

Comparative Financial Performance

MROE – ROAE well above Peer – Price /Earnings well below Peer

	Total Assets	LTM ROAE	Price/LTM EPS
Monroe Bancorp (MROE)	763m	15.38%	13.8x
Selected Peer Banks			
Horizon (HBNC)	1,152m	13.28%	10.7x
German American (GABC)	1,122m	10.20%	15.0x
Home Federal (HOMF)	877m	8.80%	16.0x
Community Bank Shares (CBIN)	816m	6.73%	15.3x
SY Bancorp (SYBT)	1,425m	17.26%	14.1x
Porter Bancorp (PBIB)	1,198m	14.54%	10.9x
Bank of Kentucky (BKYF)	1,142m	12.46%	13.8x
First Financial (FFKY)	839m	14.13%	11.6x
Oak Hill (OAKF)	1,287m	11.09%	15.0x
Camco (CAFI)	1,045m	5.74%	18.4x
LNB Bancorp (LNBB)	1,002m	6.31%	21.7x
Farmers (FMNB)	796m	8.89%	19.4x
Ohio Valley (OVBC)	763m	8.62%	19.8x
First Citizens (FCZA)	753m	7.52%	16.8x
Mercantile (MBR)	1,395m	10.36%	13.1x
Centrue (TRUE)	1,353m	6.70%	17.1x
QCR Holdings (QCRH)	1,333m	5.04%	25.8x
Princeton National (PNBC)	1,017m	9.55%	14.9x
First Mid-Illinois (FMBH)	985m	13.30%	17.0x
Averages (19 Banks)	1,068m	10.03%	16.1x



Shareholder Focus

Investment Performance

$299,183

$10,000

Compound Annual Growth Rate – 17.6%

Employee Stock Ownership Plan (ESOP) formed 12/31/85

MONROE BANCORP

NASDAQ Symbol: MROE

Shareholder Focus

Dividends Per Share



18 Consecutive Years of Dividend Increases

6/30/07 Dividend Yield – 2.78%

Expansion into Indianapolis Market

Expansion Plans

- Targeted Indianapolis Metropolitan Market
- 12th Largest City in the U.S.
- Metro Population of 1.6 million
- #10 on Forbes Top 100 Best Places for Business (2006)
- 4.1% unemployment rate (April 2007)
- Home of the Indianapolis Colts



Expansion into Indianapolis Market

Hendricks County Full Service Retail Strategy

- 2006 Population 131,204

- Percent Change 1990 to 2000 37.5% - 2nd in State

- Median Household Income in 2004 $63,058 – 2nd in State

- Monroe Bank Deposit Market Share as of June 30, 2006 – 4.7% (10th)

- Convert Limited Service Locations to Full Service Banking Centers

		Date Opened	Converted to Full Service
1.	Brownsburg	5/02	1/06
2.	Avon	9/01	12/07
3.	Plainfield	10/01	12/07

Expansion into Indianapolis Market

Brownsburg Banking Center

(Dollars in Thousands)

	12/31/05	06/30/07	% Change
Number of Checking Accounts	114	554	386.0%
Average Balance of Checking Accounts	$640	$1,494	133.4
Monthly Average Deposit Balance	$25,995	$44,816	72.4

Expansion into Indianapolis Market

Future Expansion – Hendricks County

(Dollars in Thousands)

Avon full service branch to open 12/07

Applying Brownsburg's growth rate to Avon yields the following results

	12/31/07 Projections Avon	Brownsburg % Change	06/30/09 Projection
Number of Checking Accounts	210	386.0%	1,021
Average Balance of Checking Accts.	$1,200	133.4	$2,801
Monthly Average Deposit Balance	$18,500	72.4	$31,894

Expansion into Indianapolis Market

Future Expansion – Hendricks County

(Dollars in Thousands)

Plainfield full service branch to open 12/07

Applying Brownsburg's growth rate to Plainfield yields the following results

	12/31/07 Projections Plainfield	Brownsburg % Change	06/30/09 Projection
Number of Checking Accounts	190	386.0%	923
Average Balance of Checking Accts.	$520	133.4	$1,214
Monthly Average Deposit Balance	$16,500	72.4	$28,446

Expansion into Indianapolis Market

Indianapolis Metropolitan Area Loan Growth

(Dollars in Thousands)



Compound Annual Growth Rate – 36.82%

* Amount projected by annualizing growth through 6/30/07

Expansion into Indianapolis Market

Indianapolis Metropolitan Area Consolidation

- 11/3/06 – Sky Financial completes merger with Union Federal Bank

- 7/1/07 – Huntington Bancshares completes merger with Sky Financial

- 7/9/07 – First Indiana announced its intent to merge with Marshall & Ilsey

  - 45.1% market premium over previous day

  - 22.1 x LTM earnings (MB – 13.83x)

  - Price if First Indiana P/E applied to Monroe $27.64

Commitment to Customer Service

Mystery Shopping

Year	# Shops	Average Score
2002	1,236	93.0%
2003	1,331	92.6%
2004	1,202	94.2%
2005	1,164	94.5%
2006	1,486	95.4%
2007 Annualized	1,712	95.1%

Commitment to Customer Service

Effective Use of Technology – Digital Deposit

- Most exciting product I have seen in my 16 years in banking
- Business customers take digital image of checks received
- Transmit online to bank
- Integrate easily into Accounts Receivable systems

Commitment to Customer Service

Effective Use of Technology – Digital Deposit

Advantages

- Faster funds availability
- Eliminates trips to the bank
- Extends deposit window
- Reduced transportation/liability costs
- Faster notification when a check is returned (e.g., NSF or stop payment)
- Finger tip access to more information

Commitment to Customer Service

Effective Use of Technology – Digital Deposit

Successful Launch

- Launched product in December 2006

- Hosted three demonstrations – 53 attendees

- Installed 31 machines for 41 customers

- Processed 4,156 items in June 2007

- Bank able to fulfill all of a customer's banking needs with no area branch locations

- Future focus

  – Non-customers

  – Indianapolis Market

  – Consumer Application

Commitment to Customer Service

Expanding Market Share – Monroe County
(Dollars in Thousands)

	6/30/96	6/30/06
Monroe Bank		
Total Deposits	$225,593	$467,311
Market Share	21.8%	31.2%
Rank	Second	First
Bank One/Chase		
Total Deposits	$310,014	$281,600
Market Share	30.0%	18.8%
Rank	First	Second

MONROE BANCORP

NASDAQ Symbol: MROE

Why invest in Monroe Bancorp?

- Financial performance above Peer
- Stock valuation below Peer
- Shareholder focus
- Expansion along outer perimeter of Indianapolis
- Commitment to Customer Service